May 22, 2008

VIA ELECTRONIC TRANSMISSION

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Re:	Indevus Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2007

File No. 000-18728

Dear Mr. Rosenberg:

We are writing to acknowledge that Indevus Pharmaceuticals, Inc. (the “Company”) has received the comments (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”), sent in response to the Company’s March 19, 2008 letter to the Staff.

We anticipate finalizing our response to the Comment Letter no later than May 30, 2008.

We appreciate the Staff’s courtesy and cooperation in this process. If you have any questions, please contact me by telephone at (781) 861-8444.

Very Truly Yours,

/s/ Michael W. Rogers

Michael W. Rogers, Executive Vice

President and Chief Financial Officer